Filed by RF Micro Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.

Commission File No.: 000-22660

Date: April 29, 2014

RFMD EMPLOYEE FREQUENTLY ASKED QUESTIONS

Who in the company will have input on the new company name?	We have distributed a brand attributes survey to employees to get their input into the naming process. This survey closed as of 6pm Pacific time on April 25th. We will be reviewing your inputs in the coming weeks.

Will employees have the option to use accrued PTO/Flex hours after the merger? Or, will a payout be given on these hours?	Employees may use available PTO and Flex Holidays as they have in the past until the closing date. We have not made any specific decisions about combined benefits and HR practices following the closing date; however, we intend to have a smooth transfer of accrued and unused PTO from RFMD to our new company.

Will we be called Rocky Holding Inc. long-term?	No, this will not be the long-term name. For the time being, the legal documents relating to the combination of RFMD and TriQuint in a merger of equals refer to a new holding company currently named Rocky Holding, Inc. The S-4 states: “Prior to completion of the mergers, we anticipate that Rocky Holding, Inc. will change its name, adopt a NASDAQ symbol for its common stock, and register a new trade name and logo that reflect the key attributes of the combined company.”

Prior to the merger, will RFMD allow employees to roll their 401(k) out of RFMD to an independent financial institution rather than an automatic rollover to the new company? Will there be a blackout period? Will RFMD provide rollover information prior to the merger?	We are not planning any major changes to RFMD’s 401(k) Plan prior to the closing date. The Fidelity Net Benefits website is available to plan participants so that they can manage their account balances in the RFMD plan as they have in the past. We have not made any specific decisions yet about how we will handle the RFMD and TriQuint 401(k) Plans after the closing date. Since both companies use Fidelity, it is likely that we will continue to do so.

What effects would the merger have on the company pension scheme? Will it remain in its current form or will there be a change?	We are conducting a thorough review of the benefit plans, including pension schemes, which the companies currently offer in countries where we operate. Between now and the closing date, all RFMD pension plans will operate as they have in the past. We have not made any decisions about any changes in these plans after the closing date.

After the merger, if there are redundant positions or organizational changes that require eliminating jobs, will there be a re-interview process to determine who gets the available position? If not, how is that decision made and who makes it?	No decisions have been made regarding organizational design, jobs or specific interviews. The two companies are currently in the “baselining” phase, learning about each other. As we learn more and design the optimal organizational structure for the new company, we will define roles and responsibilities. We will then look at our current talent and match skills to roles. In most cases, there will be little or no change to an employee’s current role and there will be no need to re-apply. For roles that are redundant, there will be a selection process, which may involve an interview.

What process is being used to determine and choose a new name for the combined company? Who is running (or has been hired to assist with) this process?	Both companies’ Corporate Marketing teams are working together to create the new brand. In this effort, we are partnering with Landor Associates, one of the world’s leading branding agencies. Landor has conducted several interviews across both companies, and will review employee feedback from the brand survey. We will work closely with Landor in the coming weeks to identify a new name and collaborate on the complete brand identity for the combined company, including a new logo, color palette and tagline.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to

(i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.